SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 1999.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                            Form 20-F X Form 40-F [ ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ] No X

                             Texon International plc

                      Nine Months Ended September 30, 1999


                                      Index

                                                                        Page No.
                                                                        -------

PART I     Financial Information

  Item 1    Financial Statements

            Condensed Consolidated Profit and Loss Accounts
            Three months and nine months ended September 30, 1999
            and 1998                                                          3

            Condensed Consolidated Balance Sheets
            September 30, 1999 and December 31, 1998                          4

            Condensed Consolidated Cash Flow Statement
            Nine months ended September 30, 1999 and 1998                     5

            Reconciliation of net cash flow to movement in debt
            Three months and nine months ended September 30, 1999
            and 1998                                                          6

            Consolidated Statement of Total Recognised Gains and Losses
            Three months and nine months ended September 30, 1999
            and 1998                                                          7

            Reconciliation of Movements in Shareholders' Funds
            Three months and nine months ended September 30, 1999
            and 1998                                                          8

            Notes to Condensed Consolidated Financial Statements           9-11

   Item 2   Management's Discussion and Analysis of Financial Condition
            and Results of Operations                                     12-20


PART II   Other Information

   Item 1   Legal Proceedings                                                21

   Item 2   Changes in Securities and Use of Proceeds                        21

   Item 3   Defaults Upon Senior Securities                                  21

   Item 4   Submission of Matters to a Vote of Security Holders              21

   Item 5   Other Information                                                21

   Item 6   Exhibits - Reports on Form 8-K                                   21

                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)


                                                                     Unaudited
                                               --------------------------------------------------
                                                   Nine months ended         Three months ended
                                               September     September    September     September
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)
                                                 -------       -------      -------       -------

Sales turnover                                    90,432        84,311       29,499        24,732

Cost of sales                                    (59,523)      (55,026)     (19,517)      (16,329)
                                                 -------       -------      -------       -------

Gross profit                                      30,909        29,285        9,982         8,403

Selling, general and
administrative expenses                          (21,313)      (19,649)      (6,993)       (5,443)
                                                 -------       -------      -------       -------

Operating profit                                   9,596         9,636        2,989         2,960

Profit on the disposal
of fixed assets                                        -         1,000            -         1,000

Interest receivable                                  420           117          176            74

Interest payable and similar charges              (8,555)       (7,853)      (3,071)       (2,760)
                                                 -------       -------      -------       -------

Profit on ordinary activities before
taxation                                           1,461         2,900           94         1,274

Taxation on profit on ordinary
activities                                          (805)         (750)        (306)          (99)
                                                 -------       -------      -------       -------

Profit on ordinary activities after
taxation                                             656         2,150         (212)        1,175

Minority equity interests                           (156)          (83)         (46)          (22)
                                                 -------       -------      -------       -------
Net profit for the financial period                  500         2,067         (258)        1,153

Other finance charges in respect of non
equity shares                                     (2,810)       (2,633)        (937)         (878)
                                                 -------       -------      -------       -------

Retained (loss)/profit for the period
for equity shareholders                           (2,310)         (566)      (1,195)          275
                                                 -------       -------      -------       -------

                            TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (Pounds Sterling In Thousands)

                                                                Unaudited                Restated
                                                          as at September            December 31,
                                                Notes           30, 1999                     1998
                                                                  (pound)                 (pound)
                                                          ---------------            ------------
FIXED ASSETS
------------

Goodwill                                                           12,076                     672
Tangible assets                                                    21,034                  13,116
Investment                                                             14                       0
                                                                  -------                 -------

                                                                   33,124                  13,788
CURRENT ASSETS
--------------

Stocks                                             2               20,649                  15,781
Debtors due within one year                                        24,598                  17,579
Debtors due after one year                                          2,209                   2,058
Cash at bank and in hand                                            1,110                     721
                                                                ---------               ---------
                                                                   48,566                  36,139

CREDITORS
Amounts falling due within one year                               (37,983)                (28,349)
                                                                ---------               ---------

NET CURRENT ASSETS                                                 10,583                   7,790
                                                                ---------               ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                              43,707                  21,578
------------------------------------

CREDITORS
Amounts falling due after more than
      one year                                                    (99,532)                (84,477)

Provisions for liabilities and charges                             (7,199)                 (7,642)
                                                                ---------                --------
                                                                  (63,024)                (70,541)
                                                                =========                ========

CAPITAL AND RESERVES
--------------------

Called up share capital                                             9,120                   9,120
Share premium                                                      46,800                  46,800
Profit and loss account                                          (125,865)               (130,449)
Other reserves                                                      6,320                   3,510
                                                                ---------                --------
Shareholders' deficit
      Equity interests                                           (121,945)               (126,529)
      Non-equity interests                                         58,320                  55,510
                                                                ---------                --------

                                                                  (63,625)                (71,019)

Minority equity interests                                             601                     478
                                                                ---------                --------
                                                                  (63,024)                (70,541)
                                                                =========                ========


                            TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT

                         (Pounds Sterling, In Thousands)

                                                                         Unaudited
                                                                  ------------------------
                                                                      Nine months ended
                                                                  September     September
                                                                        30,           30,
                                                                       1999          1998
                                                                     (pound)      (pound)
                                                                  ----------    ----------
Cash inflow from operating activities                                14,430         2,929

Returns on investments and servicing of finance                     (10,589)      (14,809)

Taxation                                                             (1,341)         (711)

Capital expenditure and financial investment                         (2,468)       (1,147)

Acquisitions and disposals                                          (19,982)      (24,000)
                                                                   --------      --------

Cash outflow before financing                                       (19,950)      (37,738)

Financing - increase in debt                                         18,639        38,628
                                                                   --------      --------
(Decrease)/increase in cash and overdrafts in
the period                                                           (1,311)          890
                                                                   --------       -------

                            TEXON INTERNATIONAL plc

             Reconciliation of net cash flow to movement in net debt

                         (Pounds Sterling, In Thousands)


                                                                       Unaudited
                                                               ------------------------
                                                                    Nine months ended
                                                                September     September
                                                                      30,           30,
                                                                     1999          1998
                                                                  (pound)       (pound)
                                                                ---------     ---------
(Decrease)/increase in cash and overdrafts in
the period                                                        (1,311)           890

Cash outflow from debt and lease financing                       (18,639)       (38,628)
                                                               ---------       --------

Change in net debt resulting from cash flows                     (19,950)       (37,738)

Loans and finance leases acquired with subsidiary                 (5,580)             -

Non cash movements in debt                                           360          5,324

Translation difference                                             7,896         (5,049)
                                                               ---------      ---------

Movement in net debt in the period                               (17,274)       (37,463)
                                                               ---------      ---------

Net debt at the opening date                                     (91,063)       (64,162)
                                                               ---------      ---------

Net debt at the closing date                                    (108,337)      (101,625)
                                                               ---------      ---------

                            TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                         (Pounds Sterling, In Thousands)



                                                              Unaudited Restated
                                               --------------------------------------------------
                                                   Nine months ended         Three months ended
                                               -----------------------    -----------------------
                                               September     September    September     September
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)
                                               ---------     ---------    ---------     ---------

Net profit/(loss) for the financial period           500        2,067         (258)         1,153

Currency translation differences
on foreign currency                                9,704       (4,928)        4,967        (6,339)
                                                  ------       ------         -----        ------

Total recognized gains/(losses) in
the period                                        10,204       (2,861)        4,709        (5,186)
                                                  ------       ------         -----        ------

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS

                         (Pounds Sterling, In Thousands)



                                                                          Unaudited
                                                    ---------------------------------------------------
                                                         Nine months ended        Three months ended
                                                    ---------------------------------------------------
                                                     September     September    September     September
                                                           30,           30,          30,           30,
                                                          1999          1998         1999          1998
                                                        (pound)       (pound)      (pound)       (pound)
                                                     ---------     ---------    ---------     ----------

Retained profit for the period for
equity shareholders of the Company                         500         2,067        (258)         1,153

Other finance charges in respect of
non equity shares                                       (2,810)       (2,633)       (937)          (878)
                                                      --------      --------     -------        -------
                                                        (2,310)         (566)     (1,195)           275

New share capital issued                                     -           306           -              -

Goodwill purchased during
   the period                                                -          (582)          -              -

Foreign exchange adjustments                             9,704        (4,928)       4,967        (6,339)
                                                      --------      --------     --------       -------
Net decrease/(increase) to
shareholders' deficit                                    7,394       (5,770)        3,772       (6,064)

Opening shareholders' deficit                          (71,019)      (68,629)     (67,397)      (68,335)
                                                      --------      --------     --------      --------
Closing shareholders' deficit                          (63,625)      (74,399)     (63,625)      (74,399)
                                                      --------      --------     --------      --------


                             Texon International plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
          September 30, 1999, September 30, 1998 and December 31, 1998


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three to nine month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.

2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                 September 30,     December 31,
                                                         1999              1998
                                                  (Pounds sterling in thousands)
                                                       (pound)           (pound)
         Finished goods and goods for resale           13,841            12,406
         Work in progress                               2,612             1,269
         Raw materials                                  4,196             2,106
                                                       ------            ------

                                                       20,649            15,781
                                                       ------            ------

         Included within the above inventory figures for September 30, 1999 is an inventory reserve of (pound)1,507,000 ((pound)1,115,000 December 31, 1998). Inventory has increased during the nine months ended September 30, 1999 mainly due to the inclusion of (pound)0.8 million for Cornwell Industries Ltd and (pound)2.8 million for Esjot. In addition, on September 4, 1999, Texon UK Ltd, a subsidiary of Texon International plc, purchased the assets and inventory of Chamberlain Phipps in the UK and this has led to a stock increase of (pound)1.1 million at September 30, 1999.

3 The terms of the redeemable cumulative preference shares and changes to those terms are described below:

         At December 31, 1998 the redeemable cumulative preference shares (shown as non-equity interests in the balance sheet) carried a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles state that for periods ending on or prior to December 31, 2000, the preference dividend would accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change was retrospective and any entitlement to the higher rate in historic periods was waived by the Shareholders. There was no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend would accrue at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter. The payment of a 5% per annum dividend on or prior to the due date was deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods had been paid by this date. In the event that the dividend was not paid on the due date it was to accumulate at a rate of 6.75%. The Directors believed that it was improbable that the Company would actually bear the higher rates and so they were not taken into account for the purposes of calculating the finance charge.

         In connection with the Company's refinancing on July 22, 1999, the preference shareholders have agreed to retrospectively waive their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75%, compounding annually from the date of issue of the preference shares. The redemption premium will become payable to the preference shareholders on the earlier of:

            (1)  a sale of the Company or,
            (2)  an initial public offering of the Company's equity securities.

         The redemption premium has been calculated by the Company at 6.75% and has been reflected in the consolidated financial statements as if it had begun to accumulate on January 1,1998, the date which the original preference dividend began to accrue.


4        Changes in UK Accounting Standards

         The Accounting Standards Board has issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces Statement of Standard Accounting Practice ("SSAP") 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; and disclosure of tangible fixed assets. It eliminates `cherry-picking' valuations by requiring valuation and updating by entire classes of asset where a policy of valuation is adopted. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000.

5        Esjot Acquisition

         The goodwill relating to acquisitions during the period has been calculated using provisional estimates of costs and the fair values of the assets and liabilities acquired. The estimates may be adjusted as further information becomes available.

         The following unaudited proforma information has been prepared as if the Esjot acquisition occurred on January 01, 1998. In addition to aggregating the results of Esjot with those of Texon International plc proforma adjustments have been made to reflect the amortization of goodwill arising on the acquisition and interest costs incurred on the funding taken out.


                                                                     Unaudited
                                               ---------------------------------------------------
                                                   Nine months ended         Three months ended
                                               -----------------------    ------------------------
                                               September     September    September     September
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)
                                               ---------     ---------    ---------     ---------

         Trade sales                             101,590        97,671       30,029        28,427


         Net profit/(loss) for the financial
         period                                    1,037         2,586         (570)         899
                                                 -------        ------       ------       ------

         In accordance with the policies adopted by the Company goodwill of (pounds)11.2 million arising on acquisitions in the period has been capitalised in the balance sheet and is being amortized over 20 years.

         Management's Discussion and Analysis of Financial Condition and
                             Results of Operations


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Registration Statement on Form F-4 filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 1998 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available on request.


Recent Developments
-------------------

On July 22, 1999 Texon Mockmuhl GmbH, a wholly owned subsidiary of the Company, completed the acquisition of Esjot. Management believes Esjot is the world leader in the manufacture of steel toe caps and mid soles for safety shoes. Esjot has factories near Strasbourg - France, Milan - Italy and Dortmund - Germany and has approximately 200 employees. The consideration paid for the acquisition was approximately DM60 million in cash. The Company believes that the acquisition will make Texon International plc the leading supplier of structural components to the safety footwear market, a growing market where customers rely on the performance of the product.

In order to fund the acquisition of Esjot, Texon International plc refinanced it's Senior Secured Loans. The Company replaced its existing three year revolving credit facility of (pound)15,000,000, with the following facilities;

         1. Euro term loan facility of Euro 30,000,000 (proceeds used specifically to fund the purchase price of Esjot). This is repayable by July 1, 2004 by way of semi-annual instalments, the first being due on January 1, 2000.

         2. Five year revolving credit facility in a maximum aggregate amount not exceeding Euro 15,000,000 or its equivalent in optional currencies.

The above facilities bear interest at a rate of LIBOR plus 2% per annum, subject to certain reductions based on financial performance.

In connection with the above refinancing the preference shareholders have agreed to retrospectively waive their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75%, compounding annually. The redemption premium will become payable to the preference shareholders on the earlier of:

     (1)   a sale of the Company or,
     (2)   an initial public offering of the Company's equity securities.

During September 1999 Texon UK Ltd, a wholly owned subsidiary of Texon International plc acquired the Leicester, UK based business of Chamberlain Phipps Materials for a consideration of (pound)1.2 million cash. Chamberlain Phipps employs 68 people and manufactures shoe stiffeners which will complement Texon's existing product range. The factory in Leicester also produces polyurethane mouldings for the healthcare market.

On October 4, 1999 Texon Australia Pty Ltd, a wholly owned subsidiary of Texon International plc completed the acquisition of Claravon Ltd. Claravon Ltd which has annual sales in excess of (pound)7 million and employs approximately 110 employees, manufactures lasts, insoles and shanks and plastic injection-moulded soles, heels and units. Claravon has three manufacturing sites located in Australia in Geelong, Melbourne and Adelaide.


General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line and operates sixteen manufacturing facilities in the U.K., the United States, Germany, Italy, France, Australia and China.

During the nine months of 1999 sales of insoles, stiffeners, other footwear materials, industrial products, Cornwell products and Esjot products accounted for 39%, 19%, 16%, 10%, 7% and 9% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 49% of sales were made to Europe, 31% to Asia and the Pacific, 15% to the Americas and 5% to the rest of the world.


Results of Operations
---------------------

Comparison of the Three Months Ended September 30, 1999 to the Three Months Ended September 30, 1998.

Sales turnover. Sales increased (pound)4.8 million or 19.3%, to (pound)29.5 million during the three months ended September 30, 1999 from (pound)24.7 million in the comparable period of 1998. This increase was primarily due to the recent acquisitions by the Company of Cornwell, Esjot, and Chamberlain Phipps. Cornwell Industry's sales for the quarter ended September 30, 1999 were (pound)2.1 million. The sales by Chamberlain Phipps since its acquisition in September were (pound)0.2 million and by Esjot since its acquisition on July 22, 1999 were (pound)2.6 million. After subtracting the sales made by the Company's recent acquisitions, sales for the three months ended September 30, 1999 were equal to those of the similar period in 1998.

Sales of insoles, decreased by 5% during the third quarter of 1999 from the comparable period in 1998, reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales.

During the three months ended September 30, 1999, sales of stiffeners increased 30% from the comparable period in 1998. This increase is primarily the result of the Company increasing its' market share in sales to major athletic footwear manufacturers in Asia.

During the three months ended September 30, 1999, sales of industrial products increased 2% from the comparable period in 1998.

Sales of other footwear materials, decreased by 13% in the three months ended September 30, 1999 from the comparable period in 1998. These products, although sold throughout the world, hold strong positions in the UK and some European countries where footwear production has declined as a result of the weak market conditions noted above.

On a geographical basis sales for the three months ended September 30, 1999, increased in Europe by 19%, Asia by 31% and Australasia by 5%, and the rest of the world by 190% and decreased in North America by 9%, and South America by 10%, each from the comparable period in 1998.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, European sales were (pound)2.3 million higher than the comparable period in 1998. This increase is due to the inclusion of the sales in Europe from the recent acquisitions.

Asian sales increased by (pound)1.9 million from the comparable period in 1998 due to the sales initiatives for stiffner products as well as strong market share gains made in China for insoles.

Sales to the rest of the world increased by (pound)1.0 million from the comparable period in 1998 due primarily to sales in India where the Company has appointed a new distributor to support the warehouse operation which commenced activity in 1998.

In North America, although market share gains were made, the overall market was soft due to weak retail sales. Sales were (pound)0.4 million lower in the third quarter of 1999 as against the comparable period in 1998.

South American sales were approximately (pound)0.1 million lower from the comparable period in 1998, predominantly in Brazil where the devaluation of the Real weakened the Company's competitive position as compared to local manufacturers.

Gross Profit. Gross profit for the three months ended September 30, 1999 increased by (pound)1.6 million to (pound)10.0 million compared to (pound)8.4 million in the comparable period in 1998. When expressed as a percentage of sales, gross profit was 33.8% for the three months ended September 30, 1999 an decrease of 0.2% points from the comparable period in 1998. Excluding the acquisitions completed in 1999 the gross profit margin was 35.3% in the three months ended September 30, 1999, an increase of 1.3% points over the comparable period in 1998. The decrease in overall margin as compared to last year is due to the Cornwell and Esjot acquisitions which generate gross profit margins of 25-26% and 30% respectively compared to Texon at around 35%.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), for the three months ended September 30, 1999 were (pound)7.0 million compared with (pound)5.4 million for the same period in 1998.

The S G + A costs for the three months ended September 30, 1999 have increased compared with the same period in 1998 principally due to the expenses of the acquired businesses and the rental costs incurred with respect to the Leicester site.

Operating Profit. Operating profit for the three months ended September 30, 1999 was (pound)3.0 million, which is an increase of 1% from the comparable period in 1998.

Excluding the one-time gain from the disposal of the Leicester site earnings before depreciation and amortization for the three months ended September 30, 1999 were (pound)4.0 million compared with (pound)3.4 million for the same period in 1998.

Interest payable and similar charges has increased by (pound)0.3 million to (pound)3.1 million for the three months ended September 30, 1999 from (pound)2.8 million from the comparable period in 1998. This increase is due to the new debt incurred to finance the acquisition of Esjot during the period. Included in the (pound)3.1 million charge is amortization of debt issuance costs of (pound)0.2 million.

Taxation. The tax charge for the three months ended September 30, 1999 is based on the estimated percentage tax rate the Company will incur for the full year.


Comparison of the Nine Months Ended September 30, 1999 to the Nine Months Ended September 30, 1998.

Sales turnover. Sales increased (pound)6.1 million or 7.3%, to (pound)90.4 million during the nine months ended September 30, 1999 from (pound)84.3 million in the comparable period of 1998. Cornwell Industry's sales during the nine months ended September 30, 1999 were (pound)5.6 million, and Esjot since it's acquisition on July 22, 1999 were (pound)2.6 million. Sales for the nine months ended September 30, 1999 after removing the sales made by the Company's recent acquisitions decreased by (pound)2.4 million or 2.8% compared to the comparable period in 1998.

On a constant currency basis, total sales increased by (pound)5.0 million or 5.7% during the nine months ended September 30, 1999 from the comparable period in 1998.

Gross Profit. Gross profit for the nine months ended September 30, 1999 was (pound)30.9 million which was an increase of (pound)1.6 million compared with the same period in 1998. When expressed as a percentage of sales, gross profit was 34.2% for the nine months ended September 30, 1999 compared to a gross profit of 34.7% for the same period in 1998. This is due as noted above to the gross profit margins of Cornwell Industries and Esjot.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), increased by (pound)1.7 million or 8.5% to (pound)21.3 million for the nine months ended September 30, 1999 from (pound)19.6 million from the comparable period in 1998.

Operating Profit. Operating profit for the nine months ended September 30, 1999 was (pound)9.6 million, which is comparable with the nine months ended September 30, 1998.

Earnings before depreciation and amortization for the nine months ended September 30, 1999 was (pound)12.1 million excluding reorganisation costs and property gains as compared to (pound)11.7 million for the comparable period in 1998.

Interest. Interest receivable has increased by (pound)0.3 million to (pound)0.4 million for the nine months ended September 30, 1999 from (pound)0.1 million from the comparable period in 1998. This is mainly due to the Company repurchasing (Deutsche Marks)7 million of its senior secured notes in October 1998 and the interest therefore being both a payable and receivable for the Company since that date.

Interest payable and similar charges has increased by (pound)0.7 million to (pound)8.6 million for the nine months ended September 30, 1999 from (pound)7.9 million from the comparable period in 1998.

Taxation. The tax charge for the nine months ended September 30, 1999 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity
---------------------------------

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes, Term loan and Revolving Facility, from working capital needs and from the funding of capital expenditures. The total liabilities at September 30, 1999 were (pound)144.7 million including consolidated indebtedness of (pound)109.4 million which compares to total assets of (pound)81.7 million. The excess of liabilities over assets of (pound)63.0 million is due to the elimination of goodwill in 1997.

The shareholders' deficit as at September 30, 1999 of (pound)63.6 million has been reduced by (pound)7.4 million from (pound)71.0 million as at December 31, 1998. This has primarily occurred due to foreign currency translation differences and also due to the change in the rights of preference shareholders. Under the new rights the shareholders receive a redemption premium at 6.75% (which is accrued in other reserves) instead of a preference dividend at 5% (which was previously included in creditors, but was reversed out as a result of its' retrospective replacement by the redemption premium). This has resulted in a decrease of (pound)6.3 million in the shareholders' deficit.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (euro)15.0 million Revolving Credit Facility and several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand and the UK.

The net cash inflow from operating activities for the nine months ended September 30, 1999 was (pound)14.4 million compared to (pound)2.9 million for the comparable period in 1998. This increase of (pound)11.5 million is attributed to the decrease in operating assets (pound)12.4 million as a result of active balance sheet management.

Inventories as at September 30, 1999 were (pound)20.6 million compared to (pound)15.8 million at December 31, 1998 The 1999 inventories include (pound)0.8 million for Cornwell Industries and (pound)2.8 million for Esjot. Texon UK Ltd a subsidiary of Texon International plc has acquired Chamberlain Phipps in the UK and this has led to a stock increase of (pound)1.1 million at September 30, 1999.

Trade receivables at September 30, 1999 were (pound)22.7 million compared to (pound)16.0 million at December 31,1998. The 1999 trade receivables include (pound) 1.8 million for Cornwell Industries and (pound)5.9 million for Esjot.

Returns on investments and servicing of finance for the nine months ended September 30, 1999 are (pound)10.6 million which includes (pound)1.3 million relating to the previously accrued issuance costs of the Senior Secured Notes and the issuance costs of the new debt on the 22 July 1999. The comparable period in 1998 was (pound)14.8 million which included issuance costs of the Senior Secured Notes of (pound)4.6 million.

Capital expenditure, in the third quarter was (pound)1.1 million, as compared to (pound)0.8 million for the comparable period in 1998. Capital expenditure during the quarter related primarily to plant and equipment acquisitions and the global implementation of an enterprise resource planning system utilising BaaN software.

Acquisitions and disposals cash outflow for the nine months ended September 30, 1999 consisted of (pound)0.8 million for the purchase of Cornwell Industries Ltd on March 1, 1999 and (pound)0.7 million for the second instalment of the purchase of the additional 30% of the ordinary shares in Foshan Texon Cellulose Board Manufacturing Co. Limited, the operation in China. On July 22, 1999 Esjot was acquired with a cash outflow of (pound)20.8 million including acquired debt of (pound)3.5 million and during September 1999 Chamberlain Phipps was acquired for (pound)1.2 million cash. During the nine months ended September 30, 1998 (pound)23.5 million was paid to the shareholders of United Texon Limited as part of the acquisition of United Texon Limited by Texon International plc and the subsequent restructuring of the debt on January 30, 1998 and (pound)0.5 million was paid as the first instalment for the purchase of the additional 30% of the Foshan operation noted above.


Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the first nine months of 1999, Sterling depreciated 0.7% against the Deutsche Mark compared to the similar period in 1998. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

On January 29, 1999 the Company paid interest on it's Senior Secured Notes primarily in Deutsche Marks but on July 30, 1999 the Company paid interest on these Notes in Euros. Due to the Deutsche Mark being a legacy currency of the Euro the Company can value the Senior Secured Notes in Deutsche Marks or Euros without any exchange variance. The company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for January 2000 and July 2000 in Euros.

The Euro has been used as a trading currency by the Company during the nine months ended September 30, 1999 and there have been no material costs to the business other than through exchange rate effects.

International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Germany, Italy, France, Australia and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet date exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 31% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such, management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors that manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.


Year 2000 Compliance
--------------------

Following a comprehensive review of the Company's computer systems and plant and equipment which incorporate microprocessors, the Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. This program includes both updating existing software and the implementation of new software at various locations and has been completed during the third quarter of 1999. The Company currently estimates that the costs incurred to date of dealing with the Year 2000 problem, that are not related to ongoing systems updates, are not material. It also estimates that the additional costs to be incurred in connection with the Year 2000 program shall be approximately (pound)25,000 although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such a program. All costs are expensed when incurred. To date no significant issues have been identified that management has not addressed.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.


Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                 1999 Average Rate         Period End Rate
                                 -----------------         ---------------

          US Dollar                           1.61                    1.65

          Euro                                1.50                    1.55

Part II Other Information

Item 1         Legal Proceedings

               From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.


Item 2         Changes in Securities and Use of Proceeds

               None.


Item 3         Defaults Upon Senior Securities

               None.


Item 4         Submission of Matters to a Vote of Security Holders

               None.


Item 5         Other Information

               None.


Item 6         Exhibits and Report on Form 8-K

               10.75 Agreement for Sale of Certain Parts of the Business and Assets, by and among Chamberlain Phipps Materials Limited, as seller, Texon (UK) Limited, as buyer, and Newgrange Group, L.L.C., as guarantor, dated
                        September 4, 1999                                    P

               10.76 Share Sale Agreement, by and among Clarks Shoes Australia Limited, as vendor, and Texon Australia
                        Pty Limited, as purchaser, dated October 11, 1999    P

               99.1     Press Release relating to the Chamberlain Phipps
                        acquisition                                          P

               99.2     Press Release relating to the Clarks Shoes
                        acquisition                                          P

               99.3     Earnings Release for the quarter ended
                        September 30, 1999                                   P

               P This exhibit has been filed in paper form with the Securities and Exchange Commission under cover of Form SE on November 19, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Texon International plc
                                            ------------------------
                                                  (Registrant)






Date:  November 19, 1999                 By  /s/ J. Neil Fleming
      ------------------                   -----------------------------
                                             J. Neil Fleming
                                             Finance Director and
                                             Chief Accounting Of
ficer